Sanofi-aventis and Generics Leader Nichi-Iko

to Establish New Joint Venture for Generics in

Japan

Paris, France - May 28, 2010 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) and Nichi-Iko Pharmaceutical Co., Ltd. (Nichi-Iko) (Osaka Stock Exchange and Nagoya Stock Exchange: NIK) announced today that they have signed an agreement to establish a new joint venture, called sanofi-aventis Nichi-Iko K.K., in order to develop a generic business in Japan.

The new joint venture will be held at 51% by sanofi-aventis K.K. and at 49% by Nichi-Iko. In addition, sanofi-aventis will acquire 1,524,500 shares of Nichi-Iko, to be issued through a third-party allocation, and as a result will hold 4.66% of Nichi-Iko. Nichi-Iko is the leader and fastest growing generics company in Japan, with 2009 sales reaching 54.8 billion JPY - around 460 million Euros*.

“We are extremely pleased to establish this joint venture with Nichi-Iko, that will allow us to strengthen our leadership and develop a strong presence in the fast-growing generic market in Japan,” said Olivier Charmeil, Senior Vice President, Asia Pacific & Japan, sanofi-aventis. “Our objective is to provide the Japanese generic market, which is expected to further expand in the future, with high quality and affordable pharmaceuticals, supporting the government’s stated objective of increasing generic penetration. This strategic agreement between Nichi-Iko and sanofi-aventis will leverage both companies’ respective strengths to meet the needs of medical institutions and patients.”

“We are equally gratified to form this long-term partnership which will enable us to combine Nichi-Iko’s expertise in generic business in Japan and sanofi-aventis’ resources,” said Yuiichi Tamura, Nichi-Iko President and Chief Executive Officer. “This announcement will deliver a strong message of a new strategic alliance in the market, showing clearly our willingness to further expand the generic market in Japan.”

As a first step, the joint venture will take over the marketing and distribution rights in Japan for the anti-insomnia agent AmobanTM (zopiclone) from sanofi-aventis K.K. AmobanTM sales reached 5.1 billion Yen - or 43 million Euros* in 2009. Nichi-Iko will ensure the promotion and distribution of AmobanTM through its large network of pharmacies, wholesalers and medical institutions.

Both companies continue to explore additional opportunities for the development of the joint venture in the generic market in Japan by combining Nichi-Iko’s expertise in manufacturing, development, and distribution of generics in Japan and sanofi-aventis’ resources and global portfolio of generics.

About the generics market in Japan

Today, Japan is the world’s second largest pharmaceutical market, with annual sales of approximately 8.85 trillion JPY (based on NHI price) - around 74 Billion Euros*. Around 8 % of its prescription drug sales (20 % in sales volume) are generics. By 2012, a combination of major drug patent expiries, a rapidly aging demographic, and wide ranging government initiatives to reduce health care spending are making the generic drug sector in Japan increasingly attractive. The Japanese government is promoting the use of generics with the objective to reach more than 30% of the total pharmaceutical market in volume by 2012.

*exchange rate at 1 euro = 120 JPY

About Nichi-Iko K.K.

Nichi-Iko Pharmaceutical Co., Ltd. is a leading company in generics in Japan, founded in 1965, which manufactures and markets affordable, high-quality medical drugs that cater to the expectations of people who want to lead healthy lives. Its main field of business is generic medicines, but Nichi-Iko also sells so-called long-listed products (long established off-patent drugs). Its products are manufactured in 5 domestic production sites and used in 120,000 medical facilities throughout Japan. Nichi-Iko Pharmaceutical Co., Ltd. is the first manufacturer of generic medicines to be listed in the stock exchange in 1980 and its listing was upgraded to the first section of the Osaka Stock Exchange and the Nagoya Stock Exchange in November 2006. Nichi-Iko Pharmaceutical Co., Ltd. established a 5th Mid-Term Business Plan in 2009, which details its strategy for business expansion. For more details, please visit: www.nichiiko.co.jp

About sanofi-aventis Japan

Sanofi-aventis K.K, headquartered in Tokyo, has approximately 3,000 employees nationwide. The company develops, manufactures, and markets the prescription drug under the motto of “Work for Japan”. The Kawagoe facility, based in Saitama, has been supplying drugs to Japanese patients for more than 40 years. Net sales in Japan reached 1.8 billion euros in 2009, up 10.7% versus 2008.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, please visit: www.sanofi-aventis.com

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2009. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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